UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Director and Committee Appointments

On February 27, 2026, CBL International Limited (the “Company”) received written notice from Mr. Ulf Lothar Naujeck, a member of the Company’s board of directors (the “Board”), of his intent to resign from the Board, effective as of February 28, 2026. Mr. Naujeck’s resignation also resulted in his ceasing to serve as the chairman of the compensation committee of the Board (the “Compensation Committee”) and as a member of the nominating and corporate governance committee of the Board (the “Nominating and Corporate Governance Committee”). Mr. Naujeck’s resignation is not related to any disagreement with the Company’s management, the Board, or any of the Company’s operations, policies, or practices.

On March 5, 2026, the Board appointed Mr. Khai Fei Wong, an existing independent director of the Board, as the chairman of the Compensation Committee. Additionally, the Board appointed Mr. Koon Liang Ong, an existing independent director of the Board, as a member of the Nominating and Corporate Governance Committee. These appointments fill the committee vacancies resulting from Mr. Naujeck’s resignation.

Following these appointments, the Board is comprised of six members, including three independent directors. The Company does not anticipate immediately filling the vacancy on the Board caused by Mr. Naujeck’s resignation, and such vacancy will be filled upon the identification of a suitable candidate in the Board’s sole discretion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: March 5, 2026	Title:	Chief Executive Officer